Ur-Energy Inc.

(an Exploration Stage Company)

Headquartered in Littleton, Colorado

Management’s Discussion and Analysis

March 31, 2013

(expressed in Canadian dollars)

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

Introduction

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004. The Company is headquartered in Littleton, CO with assets predominantly located in the United States. The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; NFUR Bootheel, LLC; Hauber Project LLC; and NFUR Hauber, LLC. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as “Ur-Energy” or the “Company.”

The following provides management’s discussion and analysis of results of operations and financial condition for the three months ended March 31, 2013 and 2012. The Management’s Discussion and Analysis (“MD&A”) was prepared by Company management and approved by the board of directors. This discussion and analysis should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2012, 2011, and 2010. All figures are presented in Canadian dollars, unless otherwise noted. The financial statements and related information herein have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

During 2013, the Company is anticipating the start of production and sales in one of its U.S. subsidiaries now that permitting and licensing is complete and the construction at the Lost Creek Project is well under way. As such, the U.S. operations should become self sustaining. Therefore, effective January 1, 2013, the Company switched to the U.S. dollar from the Canadian dollar as the functional currency of its U.S. entities. The Company is continuing to use the Canadian dollar as its reporting currency.

Forward-Looking Information

This MD&A contains "forward-looking statements" within the meaning of applicable United States and Canadian securities laws, and these forward-looking statements can be identified by the use of words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. Such statements include, but are not limited to: (i) the Company’s timeframe for events leading to and culminating in the commencement of production at Lost Creek (including procurement, construction and commissioning); (ii) the timing and outcome of the challenge to the Bureau of Land Management Record of Decision; (iii) ability and timing of the Company to secure project financing including the state bond process; (iv) the technical and economic viability of Lost Creek (including the projections contained in the preliminary analysis of economics of the Lost Creek Property); (v) the ability to complete the acquisition of Pathfinder Mines Corporation pursuant to the definitive agreement, and the timing for closing of the transaction; (vi) the ability to complete additional favorable uranium sales agreements and the ability to reduce exposure to volatile market conditions; (vii) the production rates and timeline of the Lost Creek Project; (viii) the potential of exploration targets throughout the Lost Creek Property (including the ability to expand resources); (ix) the further exploration, development and permitting of exploration projects including Lost Soldier, the Nebraska properties, Screech Lake and, following a closing, at Pathfinder Mines Corporation projects; and (x) the long term effects on the uranium market of events in Japan in 2011 including supply and demand projections.   These other factors include, among others, the following: future estimates for production, production start-up and operations (including any difficulties with startup),  capital expenditures, operating costs, mineral resources, recovery rates, grades and prices; business strategies and measures to implement such strategies; competitive strengths; estimates of goals for expansion and growth of the business and operations; plans and references to the Company’s future successes; the Company’s history of operating losses and uncertainty of future profitability; the Company’s status as an exploration stage company; the Company’s lack of mineral reserves; risks associated with obtaining permits in the United States and Canada; risks associated with current variable economic conditions; the possible impact of future financings; the hazards associated with mining construction and production; compliance with environmental laws and regulations; uncertainty regarding the pricing and collection of accounts; risks associated with dependence on sales in foreign countries; the possibility for adverse results in pending and potential litigation; fluctuations in foreign exchange rates; uncertainties associated with changes in government policy and regulation; uncertainties associated with a Canada Revenue Agency or U.S. Internal Revenue Service audit of any of the Company’s cross border transactions; adverse changes in general business conditions in any of the countries in which the Company does business; changes in the Company’s size and structure; the effectiveness of the Company’s management and its strategic relationships; risks associated with the Company’s ability to attract and retain key personnel; uncertainties regarding the Company’s need for additional capital; uncertainty regarding the fluctuations of the Company’s quarterly results; uncertainties relating to the Company’s status as a foreign private issuer/non-U.S. corporation; uncertainties related to the volatility of the Company’s share price and trading volumes; foreign currency exchange risks; ability to enforce civil liabilities under U.S. securities laws outside the United States; ability to maintain the Company’s listing on the NYSE MKT LLC (“NYSE MKT”) and Toronto Stock Exchange (“TSX”); risks associated with the Company’s expected classification as a "passive foreign investment company" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s status as a "controlled foreign corporation" under the applicable provisions of the U.S. Internal Revenue Code of 1986, as amended; risks associated with the Company’s investments and other risks and uncertainties described under the heading “Risk Factors” of the Company’s Annual Information Form and its Annual Report on Form 40-F, dated February 27, 2013, which are filed, respectively, on SEDAR at http://www.sedar.com and with the U.S. Securities and Exchange Commission at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

NI 43-101 Review of Technical Information: John Cooper, Ur-Energy Project Geologist, P.Geo. and SME Registered Member, and Qualified Person as defined by National Instrument 43-101, and Catherine Bull, Ur-Energy Project Engineer, Wyoming P.E. and SME Registered Member, and Qualified Person as defined by National Instrument 43-101, reviewed and approved the technical information contained in this Management’s Discussion and Analysis.

Cautionary Note to U.S. Investors – Resource Estimates:  The terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource,” as used in the Company’s disclosure are Canadian mining terms that are defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practice Guidelines for the Estimation of Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 23, 2003. These Canadian terms are not defined terms under United States Securities and Exchange Commission (“SEC”) Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC by U.S. registered companies.  The SEC permits U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Accordingly, note that information contained in this disclosure describing the Company’s “Mineral Resources” is not directly comparable to information made public by U.S. companies subject to reporting requirements under U.S. securities laws (wherein “reserves and not “resources” may be disclosed and discussed).  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable.  U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F which may be secured from us, or online at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

Nature of Operations and Description of Business

The Company is an exploration stage junior mining company engaged in the identification, acquisition, exploration, evaluation and development of uranium mineral properties in the United States and Canada. The Company is primarily focused on exploration within the geological uranium province centered on Wyoming. The Company’s Lost Creek Project has received all necessary licenses and permits for construction which began in October 2012.

Due to the nature of the uranium mining methods to be used by the Company on the Lost Creek Property, and the definition of “mineral reserves” under National Instrument 43-101 (“NI 43-101”), which uses the CIM Definition Standards, the Company has not determined whether the property contains mineral reserves. However, the Company’s April 30, 2012 NI 43-101 “Preliminary Economic Assessment of the Lost Creek Property, Sweetwater County, Wyoming” outlines the possible economics of the Lost Creek Property. The recovery of investments recorded in mineral properties is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain the necessary financing to develop the properties, and the ability to achieve future profitable production from the properties or sufficient proceeds from disposition of the properties.

Selected Information

The following table contains selected financial information as of March 31, 2013 and December 31, 2012.

	As of March 31, 2013	As of December 31, 2012
	$	$
	(Unaudited)

Total assets	75,477,419	73,741,840
Total liabilities	(13,215,904)	(3,834,495)

Net assets	62,261,515	69,907,345

Capital stock and contributed surplus	192,624,451	192,296,503
Accumulated other comprehensive loss	(4,894,290)	-
Deficit	(125,468,646)	(122,389,158)

Shareholders’ equity	62,261,515	69,907,345

The following table contains selected financial information for the three months ended March 31, 2013 and 2012 and cumulative information from inception of the Company on March 22, 2004 through March 31, 2013.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

	Three Months	Three Months	March 22, 2004
	Ended	Ended	Through
	March 31, 2013	March 31, 2012	March 31, 2013
	(Unaudited)	(Unaudited)	(Unaudited)
	$	$	$

Revenue	Nil	Nil	Nil
Total expenses (1)	(3,092,753)	(3,016,843)	(136,795,304)
Interest income	18,708	63,523	9,904,956
Loss on equity investment	(240)	(31,824)	(422,554)
Foreign exchange gain (loss)	40	(385,258)	304,551
Other income (loss)	(5,243)	975,945	1,835,245
Loss before income taxes	(3,079,488)	(2,394,457)	(125,173,106)
Income tax expense	Nil	Nil	(295,540)
Net loss for the period	(3,079,488)	(2,394,457)	(125,468,646)

Loss per common share: Basic and diluted	(0.03)	(0.02)

Cash dividends per common share	Nil	Nil

(1) Stock based compensation included in total expenses	366,614	711,697	21,660,212

The Company has not generated any revenue from its operating activities to date. The Company’s expenses include general and administrative (“G&A”) expense, exploration and evaluation expense, development expense, operating expense and write-off of mineral property costs. Acquisition costs of mineral properties are capitalized.

No cash dividends have been paid by the Company. The Company has no present intention of paying cash dividends on its common shares as it anticipates that all available funds will be invested to finance new and existing exploration, development and construction activities.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

Summary of Quarterly Financial Information

The following table contains summary quarterly financial information for each of the eight most recently completed quarters.

	Quarter Ended
	Mar.31	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sep. 30	Jun. 30
	2013	2012	2012	2012	2012	2011	2011	2011
	$	$	$	$	$	$	$	$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Total expenses	(3,092,753)	(3,772,669)	(4,093,936)	(2,998,435)	(3,016,843)	(3,446,960)	(4,330,444)	(4,694,371)
Interest income	18,708	67,845	85,142	91,637	63,523	48,606	55,187	65,597
Loss on equity investment	(240)	(7,578)	(22,357)	(2,327)	(31,824)	(283,918)	(298)	(6,629)
Foreign exchange gain (loss)	40	77,851	(456,457)	380,428	(385,258)	(253,370)	1,122,547	98,947
Other income (loss)	(5,243)	(5,092)	(1,774)	(11,625)	975,945	(4,575)	(10,908)	(9,913)
Loss before income taxes	(3,079,488)	(3,639,643)	(4,489,382)	(2,540,322)	(2,394,457)	(3,940,217)	(3,163,916)	(4,546,369)
Income tax expense	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net loss for the period	(3,079,488)	(3,639,643)	(4,489,382)	(2,540,322)	(2,394,457)	(3,940,217)	(3,163,916)	(4,546,369)

Loss per common share: Basic and diluted	(0.03)	(0.03)	(0.04)	(0.02)	(0.02)	(0.04)	(0.03)	(0.05)

Overall Performance and Results of Operations

From inception through March 31, 2013, the Company has raised net cash proceeds of $166.0 million from the issuance of common shares and warrants and from the exercise of warrants and stock options. As at March 31, 2013, the Company held cash and cash equivalents, and short-term investments totaling $7.3 million. The Company's cash resources are invested with financial institutions in Canada and the United States in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts.

The main focus of the Company for the first quarter of 2013 was the advancement of the production facility at Lost Creek including the processing plant, site improvements, disposal wells and wellfields. The Company has hired 10 new individuals during the quarter, primarily for the construction of the wellfields. Mine Unit 1 is approximately 50% complete with the installation of the header houses and related piping being the most significant tasks needed to complete. Groathouse Construction has continued to make progress on the construction of the processing facility and the installation of the related vessels and equipment. Two disposal wells have been drilled, completed and tested. Overall, the construction is on schedule for the start of production later this year.

The purchase of Pathfinder Mines Corporation (“Pathfinder”) from COGEMA Resources, Inc., an AREVA Mining affiliate, is continuing to advance. The Company is waiting for various regulatory and governmental approvals, including approval by the Nuclear Regulatory Commission (“NRC”) for the change of control of an NRC License for the Shirley Basin mine site owned by Pathfinder. The closing is also contingent upon other customary closing conditions.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

Mineral Properties

The Company holds mineral properties in the United States and Canada totaling approximately 240,000 acres (97,000 hectares).

Lost Creek Property – Great Divide Basin, Wyoming

The Lost Creek Property is located in the Great Divide Basin, Wyoming and comprises six projects covering a total of approximately 42,000 acres (17,000 hectares): Lost Creek permit area (“Lost Creek Project”), EN, LC South, LC North, LC East and LC West.

The uranium deposit at the Lost Creek Project is referred to as the Main Mineral Trend (“MMT”). Production from the first mine unit is currently expected second half 2013.  The Company’s East Mineral Trend (the “EMT”) is a second, mineral trend of significance.  It was identified by historic drilling on the lands forming LC East.  Although geologically similar, it appears to be a separate and independent trend from the MMT.

In April 2013, the Company executed a royalty purchase agreement with the royalty holder who owned the only private royalty reserved on the Lost Creek Project. The 1.67% royalty had existed with respect to future production of uranium on 20 mining claims at the Lost Creek Project. The Company issued one million common shares of the Company in full consideration of the conveyance and termination of the royalty interest. There is a royalty on the State of Wyoming section under lease at the project, as required by law; however, no production from the state lease is currently proposed.  Other royalties exist on certain mining claims on the LC South and EN Projects, and the State of Wyoming leases at the LC West and EN Projects. There are no royalties on the mining claims in the LC North, LC East or LC West Projects.

Lost Creek Project Development and Construction

Construction activities commenced at Lost Creek after receipt of the final required regulatory approval, in October 2012. Since construction began, the Company has incurred $23.4 million in construction, equipment purchases and wellfield development costs through March 31, 2013. The road construction is substantially complete. During the period, the remaining foundation work at the plant facilities was completed, large equipment set in place on the plant floor and the facility and office buildings constructed. Powerlines are installed, with power supplied to the plant and Mine Unit 1. Drilling for the development and installation of Mine Unit 1 continues, with over 400 wells piloted and more than 200 completed by opening the production interval and installing well screening. Construction of header houses for Mine Unit 1 continues: four are on site with interior piping installed in two. Instrumentation and programming work, which will incorporate all operational, geologic, drilling, and compliance data, also continues to progress. Subsurface engineering of the two deep water disposal wells is complete, with only surface installations, including such items as piping and power, remaining. Hiring for Lost Creek continues; currently 34 employees are working onsite. Lost Creek has scheduled a pre-operational inspection with the NRC in late June; production is expected to commence within a few weeks after the inspection.

The Company has secured four uranium sales agreements related to production from Lost Creek. These long-term contracts call for deliveries over multi-year periods at defined prices. In March 2013, the Company monetized certain deliveries to one utility through a partial assignment of its obligations to Traxys, a large uranium and natural resources trading company, resulting in proceeds of US$5.1 million.

The Company, through its wholly-owned subsidiary Lost Creek ISR, LLC, continues to progress its bond-financing application (June 2012) with the Wyoming Business Council (“WBC”) for up to US$34 million to be funded through the State of Wyoming’s Industrial Development Bond financing program.  In September 2012, the Wyoming Business Council approved the application, subject to certain conditions and covenants, and issued a letter of recommendation to the Governor, Treasurer and Attorney General.  The Governor provided his letter of recommendation to the Treasurer and Attorney General in January 2013, following the completion of the WBC’s due diligence. Sweetwater County has issued their final approval and the Company anticipates the financing will be finalized and funding occurring during the second quarter of 2013.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

Lost Creek Property Preliminary Economic Assessment and Mineral Resources

The Company commenced installing wells in Mine Unit 1 in October 2012 following receipt of the Bureau of Land Management (“BLM”) Record of Decision (“ROD”). Further delineation drilling in Mine Unit 2 also has progressed. Initial review of the drill results in the ongoing drilling program reveals the character of the uranium roll front to be consistent with historic mapping and analyses, including those from which the April 2012 PEA was generated. As the Company completes its analyses of these construction drilling results, it anticipates issuing an updated technical report. Based on a generalized review, there has been no material variance to date with the costs contemplated by the economic analysis of the April 2012 PEA; realized costs remain within the sensitivities and contingencies of the project.

The April 2012 Preliminary Economic Assessment authored by John K. Cooper, P.G., SME Registered Member and Catherine L. Bull, P.E. SME Registered Member (both, Ur-Energy) included the following updated mineral resource estimate for the Lost Creek Property:

	MEASURED			INDICATED			INFERRED
PROJECT	AVG GRADE	SHORT TONS	LBS	AVG GRADE	SHORT TONS	LBS	AVG GRADE	SHORT TONS	LBS
	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)
LOST CREEK	0.055	2,692.1	2,942.9	0.058	2,413.8	2,822.4	0.054	937.5	1,015.7
LC EAST	0.054	1,158.3	1,255.9	0.043	1,551.3	1,327.0	0.045	910.8	815.3
LC NORTH	-----	-----	-----	-----	-----	-----	0.048	413.8	398.2
LC SOUTH	-----	-----	-----	-----	-----	-----	0.042	710.0	602.6
LC WEST	-----	-----	-----	-----	-----	-----	0.109	17.2	37.4
EN	-----	-----	-----	-----	-----	-----	-----	-----	-----
GRAND TOTAL	0.055	3,850.4	4,198.8	0.053	3,965.1	4,149.4	0.049	2,989.2	2,869.1
		MEASURED + INDICATED =			7,815.5	8,348.2

Notes:

1.	Sum of Measured and Indicated tons and pounds may not add to the reported total due to rounding.
2.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.
4.	Typical ISR-industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value. A 0.3 GT cutoff was used in this report without direct relation to an associated price.
5.	Measured, Indicated, and Inferred Mineral Resources as defined in NI 43-101, Section 1.2 (CIM Definition Standards).

Based upon the updated mineral resource, and economic analyses (of the MMT and EMT only), the Lost Creek Property now is estimated to generate net earnings over the life of the mine, before income tax, of US$283.0 million. Payback is estimated during the third quarter of the third year of operations (four years from start of construction). It is estimated that Lost Creek has an IRR of 87% and a NPV of US$181.0 million applying an eight percent discount rate.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

Cautionary statement pursuant to NI 43-101: this Preliminary Economic Assessment is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. The estimated mineral recovery used in this Preliminary Economic Assessment is based on site-specific laboratory recovery data as well as Ur-Energy personnel and industry experience at similar facilities. There can be no assurance that recovery at this level will be achieved.

The April 2012 PEA is filed on the Company’s profile on www.sedar.com and on http://www.sec.gov/edgar.shtml.

Following completion of an exploration drill program at its LC East Project in the second half of 2012, the Company estimates a total current mineral resource at its LC East Project as follows:

	MEASURED			INDICATED			INFERRED
PROJECT	AVG GRADE	SHORT TONS	LBS	AVG GRADE	SHORT TONS	LBS	AVG GRADE	SHORT TONS	LBS
	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)	% eU3O8	(X 1000)	(X 1000)
LC EAST	0.054	1,158.3	1,255.9	0.043	1,551.3	1,327.0	0.045	1,255.1	1,121.4
GRAND TOTAL	0.054	1,158.3	1,255.9	0.043	1,551.3	1,327.0	0.045	1,255.1	1,121.4
		MEASURED + INDICATED =			2,709.6	2,582.9

Notes:

1.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
2.	Based on grade cutoff of 0.02 percent eU3O8 and a grade x thickness cutoff of 0.3 GT.
3.	Typical ISR-industry practice is to apply a GT cutoff in the range of 0.3 which has generally been determined to be an economical cutoff value. A 0.3 GT cutoff was used in this report without direct relation to an associated price.
4.	Measured, Indicated, and Inferred Mineral Resources as defined in NI 43-101, Section 1.2 (CIM Definition Standards).

These figures represent an increase in the Inferred Mineral Resource for the LC East Project. Reported mineral resources in the Measured and Indicated categories did not change from the April 2012 PEA figures for LC East. Additionally, in 2012, the Company initiated all baseline studies at LC East, and anticipates concluding the studies by third quarter 2013. The Company anticipates filing applications for amendments of its licenses and permits, to include development of LC East, during fourth quarter 2013.

Lost Creek Regulatory and Legal Proceedings

All of the licenses and permits necessary for construction and operations have been issued for the Lost Creek Project. The NRC issued the Source and Byproduct Materials License (“NRC License”) for the Lost Creek Project in 2011. On April 26, 2013, the Company received the NRC License amendment for the yellowcake drying and packaging circuit at the Lost Creek plant. The Company expects to submit its application for an amendment to the NRC License to allow for mineral recovery from the KM horizon which is immediately below the approved HJ horizon.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

In November 2012, a Wyoming-based group filed a petition in the U.S. District Court for Wyoming for the review of the BLM’s ROD. Later in November, the petitioner made a motion to the Court for preliminary injunction, asking to have construction at Lost Creek halted pending the outcome of the Court’s review of the BLM ROD. The BLM, the State of Wyoming and the Company opposed that motion and, on March 1, 2013, the Court denied the petitioner’s request. The Court has now set a schedule on which the review of the BLM’s ROD will proceed.

The Bootheel Project, LLC

Crosshair Energy Corporation (formerly Crosshair Exploration & Mining Corp., “Crosshair”) has been the Manager of the Bootheel Project venture since 2007.  Since March 31, 2012, the Company’s ownership interest has been approximately 19%. In February 2013, the private mineral lease and use agreements for the Bootheel property of the Project expired. To date, efforts to renegotiate an additional term have been unsuccessful. Certain portions of the minerals included in Technical Report issued by Crosshair, dated February 27, 2012, are located on those lands at Bootheel property. There remain land holdings at Bootheel and Buck Point properties comprising 274 federal lode mining claims and two State of Wyoming mineral leases. Should future negotiations be unsuccessful, some or all of the carrying value of the investment may be impaired.

Three Months Ended March 31, 2013 Compared to Three Months Ended March 31, 2012

The following table summarizes the results of operations for the three months ended March 31, 2013 and 2012.

	Three Months Ended March 31,
	2013	2012
	$	$
Revenue	Nil	Nil
Exploration and evaluation expense	(598,937)	(813,378)
Development expense	(958,547)	(366,656)
General and administrative expense	(1,535,269)	(1,836,809)
Net loss from operations	(3,092,753)	(3,016,843)
Interest income	18,708	63,523
Loss from equity investment	(240)	(31,824)
Foreign exchange gain (loss)	40	(385,258)
Other income (loss)	(5,243)	975,945
Loss before income taxes	(3,079,488)	(2,394,457)
Income tax expense	Nil	Nil
Net loss for the period	(3,079,488)	(2,394,457)

Loss per share – basic and diluted	(0.03)	(0.02)

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

Expenses

Total expenses for the three months ended March 31, 2013 were $3.1 million and include exploration and evaluation expense, development expense and G&A expense. These expenses increased by $0.1 million compared to 2012.

Exploration and evaluation expense consist of labor and associated costs of the exploration geology department as well as land holding and exploration costs including drilling and analysis on properties which have not reached the permitting or operations stage. These expenses decreased $0.2 million for the three months ended March 31, 2013, compared to the same period in 2012. Payroll and stock based compensation costs declined by $0.2 million compared to 2012 due to the transfer of some employees to mine construction on a full time basis and a reduction in stock based compensation costs.

Development expense relates to expenses incurred at the Company’s Lost Creek Project prior to receipt of the final regulatory approval, Lost Creek costs that are not directly attributable to the construction activities and expenses incurred at the LC East project which is considered development because it is more advanced in terms of permitting or delineation drilling. Overall expenses increased by $0.6 million for the three months ended March 31, 2013 compared to 2012. Drilling expenses were approximately $0.2 million higher in 2013 due to drilling in the areas of the first mine units. Professional services also increased about $0.2 million for work done at both Lost Creek and LC East for tasks necessary to further development of both properties, but not attributable to permitted projects or construction. Payroll was approximately $0.1 million higher in 2012 due to increased staff and personnel not directly associated with construction.

G&A expense relates to the Company’s administration, finance, investor relations, land and legal functions and consists principally of personnel, facility and support costs. Expenses decreased $0.3 million for the three months ended March 31, 2013 compared to 2012. Professional services on specific projects decreased by $0.2 million for the quarter ended March 31, 2013 while stock based compensation also decreased by $0.1 million

Other Income and Expenses

The Company's cash resources are invested with financial institutions in deposit accounts, guaranteed investment certificates, certificates of deposit, and money market accounts. The decrease in interest income was driven by lower average cash resources in the three months ended March 31, 2013 as compared to 2012 due to costs associated with the construction of the Lost Creek facility starting in October, 2012.

Because of the conversion of functional currency to the US$ for U.S. operations, gains and losses from foreign exchange no longer include the gains and losses associated with translating U.S. balances into Canadian dollars. As a result, these transactions are no longer significant.

In February 2012, the Company exchanged its database of geologic information in the Southwest Powder River Basin, Wyoming for mineral claims, state leases and related data. The fair value of the property received was $1.0 million which is reported in other income for the three months ended March 31, 2012.

Income Taxes

In the three months ended March 31, 2013 and 2012, the Company recorded operating losses in both Canada and the United States. Management has concluded that it is more likely than not that the remaining losses, and prior years’ loss carryforwards and other tax assets will not be realized, and therefore the Company has recorded a full valuation allowance against these amounts.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

Loss per Common Share

Both basic and diluted loss per common share for the three months ended March 31, 2013 was $0.03 (2012 – $0.02). The diluted loss per common share is equal to the basic loss per common share due to the anti-dilutive effect of all convertible securities outstanding given that net losses were experienced.

Liquidity and Capital Resources

As of March 31, 2013, the Company had cash resources, consisting of cash and cash equivalents and short-term investments, of $7.3 million, a decrease of $10.6 million from the December 31, 2012 balance of $17.9 million. The Company's cash resources consist of Canadian and U.S. dollar denominated deposit accounts, guaranteed investment certificates, money market funds and certificates of deposit. The Company generated $2.0 million from operating activities during the three months ended March 31, 2013. During that same period, the Company used $12.6 million for investing activities (excluding short-term investment transactions).

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no source of cash flow from operations. The Company does not expect to generate any cash resources from operations until it is successful in commencing production from the Lost Creek Project. Construction and development of the Lost Creek Project commenced in October 2012 after receiving the Record of Decision from the Bureau of Land Management.  Initial production is anticipated in the second half of 2013.

Additional funding will be required in order to achieve production at Lost Creek and complete the acquisition of Pathfinder.  As a result, the Company is currently in discussions with certain financial sources to secure debt financing.

In June 2012, the Company, through its wholly-owned subsidiary Lost Creek ISR, LLC, submitted a bond-financing application to the Wyoming Business Council for up to US$34 million to be funded through the State of Wyoming’s Industrial Development Bond financing program.  The application included a letter of support from Sweetwater County, the issuing authority.  In September 2012, the Wyoming Business Council approved the application, subject to certain conditions and covenants, and issued a letter of recommendation to the Governor, Treasurer and Attorney General.  The Governor provided his letter of recommendation to the Treasurer and Attorney General in January 2013, following the completion of the WBC’s due diligence. In March 2013, Sweetwater County unanimously approved the resolution of intent to issue the Industrial Development Revenue Bonds and the related Memorandum of Agreement between Sweetwater County and Lost Creek ISR, LLC. The Company anticipates the financing will be finalized and funding to occur during the second quarter of 2013.

On May 13, 2013, the Company entered into a bridge loan agreement (the "Bridge Loan") with RMB Australia Holdings Limited (“RMBAH”). The Bridge Loan is in the amount of US$5.0 million and was funded on May 14, 2013. The Bridge Loan is intended to provide for interim working capital for Lost Creek project development prior to receiving funds to be provided by either the State of Wyoming or the RMBAH Loan Facility discussed below. The Bridge Loan bears interest at 7.5% per annum in addition to a 4% origination fee. The Company will be required to repay the Bridge Loan upon receipt of funds from any source in an amount exceeding US$6.0 million or at the maturity date of July 31, 2013, whichever occurs sooner. The Bridge Loan is secured by a general security agreement in favor of the lender.

On May 9, 2013, RMBAH conditionally approved in principle a US$20.0 million Senior Secured Loan Facility (the “Loan Facility”). The Loan Facility is intended to fund the acquisition and advancement of the Pathfinder assets in Wyoming and may also provide other interim Lost Creek development costs pending final approval of the Wyoming State Industrial Development Bond financing, if necessary. The parties are preparing transactional documentation; the Loan Facility is subject to normal closing conditions and final approval by both parties.

Should the necessary financing not be available to the Company on a timely basis, it may be necessary to defer certain discretionary expenditures to preserve working capital.  A delay in funding may also impact the Company’s ability to complete the Pathfinder acquisition.

Operating activities generated $2.0 million during the three months ended March 31, 2013 as compared to using $2.4 million of cash resources for the three month period ended March 31, 2012. The increase was due to the assignment of a portion of two sales contracts which generated US$5.1 million which will be reflected when the obligations associated with the sales have been satisfied. This is offset by the net loss and an increase in prepaid expenses of $0.3 million due to the premiums on surety bonds used to secure reclamation obligations.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

During the three months ended March 31, 2013, the Company invested $9.6 million in equipment and other costs related to the construction of the Lost Creek plant, wellfield and related disposal wells. In addition, the Company increased its restricted cash by $3.0 million due to obtaining additional surety bond coverage for future reclamation activities reflecting the increased disturbance at Lost Creek due to the construction.

Partial Assignment of Sales Contracts

In March 2013, the Company assigned a portion of the contractual delivery obligations under two of its sales contracts to a natural resources trading company in exchange for a cash payment of US$5.1 million. The Company will reflect the payment as revenue when the contractual obligations under the contracts are settled.

Shareholder Rights Plan

The Company maintains a shareholder rights plan (the “Rights Plan”) designed to encourage the fair and equal treatment of shareholders in connection with any take-over bid for the Company's outstanding securities. The Rights Plan is intended to provide the Company’s board of directors with adequate time to assess a take-over bid, to consider alternatives to a take-over bid as a means of maximizing shareholder value, to allow competing bids to emerge, and to provide the Company’s shareholders with adequate time to properly assess a take-over bid without undue pressure. The Rights Plan was reconfirmed by shareholders at the Company’s annual and special meeting of shareholders on May 10, 2012.

Outstanding Share Data

As of May 14, 2013, the Company had 122,368,806 common shares and 8,509,678 stock options outstanding.

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

Financial Instruments and Other Instruments

The Company’s cash and cash equivalents are composed of:

	As of	As of
	March 31, 2013	December 31, 2012
	$	$
	(Unaudited)
Cash on deposit at banks	298,795	261,209
Money market funds	3,715,028	11,239,066

	4,013,823	11,500,275

The Company’s short-term investments are composed of:

	As of	As of
	March 31, 2013	December 31, 2012
	$	$
	(Unaudited)
Guaranteed investment certificates	3,309,499	6,430,161
Certificates of deposit	10,435	10,218

	3,319,934	6,440,379

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents, short-term investments, deposits and restricted cash. These assets include Canadian dollar and U.S. dollar denominated guaranteed investment certificates, certificates of deposits, money market accounts and demand deposits. They bear interest at annual rates ranging from 0.18% to 1.8% and mature at various dates up to March 10, 2014. These instruments are maintained at financial institutions in Canada and the United States. Of the amount held on deposit, approximately $0.9 million is covered by the Canada Deposit Insurance Corporation, the Securities Investor Protection Corporation or the United States Federal Deposit Insurance Corporation. Another $4.1 million is guaranteed by a Canadian provincial government leaving approximately $8.8 million at risk at March 31, 2013 should the financial institutions with which these amounts are invested be rendered insolvent. The Company does not consider any of its financial assets to be impaired as of March 31, 2013.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.

As at March 31, 2013, the Company’s financial liabilities consisted of trade accounts payable and accrued trade and payroll liabilities of $5.5 million which are due within normal trade terms of generally 30 to 60 days. In addition, the Company has $0.1 million due within one year as the current portion of notes payable. For further discussion, see the Liquidity and Capital Resources section above.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

Market risk

Market risk is the risk to the Company of adverse financial impact due to changes in the fair value or future cash flows of financial instruments as a result of fluctuations in interest rates and foreign currency exchange rates. As the US$ is now the functional currency of U.S. operations, the currency risk has been significantly reduced.

Interest rate risk

Financial instruments that expose the Company to interest rate risk are its cash equivalents, short-term investments, deposits and restricted cash. The Company’s objectives for managing its cash and cash equivalents are to maintain sufficient funds on hand at all times to meet day to day requirements and to place any amounts which are considered in excess of day to day requirements on short-term deposit with the Company's financial institutions so that they earn interest. When placing amounts of cash and cash equivalents on short-term deposit, the Company only uses financial institutions chosen by the Company for financial stability (measured by independent rating services and reviews of the entity’s financial statements, where appropriate) and approved by the Treasury and Investment Committee of the Board of Directors.

Currency risk

The Company maintains a balance of less than $0.1 million in foreign currency resulting in a low currency risk.

Sensitivity analysis

The Company has completed a sensitivity analysis to estimate the impact that a change in interest rates would have on the net loss of the Company. This sensitivity analysis shows that a change of +/- 100 basis points in interest rate would have less than +/- $0.1 million impact on net loss for the three months ended March 31, 2013. This impact is primarily as a result of the Company having cash and short-term investments invested in interest bearing accounts. The financial position of the Company may vary at the time that a change in interest rates occurs causing the impact on the Company’s results to differ from that shown above.

Transactions with Related Parties

During the three months ended March 31, 2013 and 2012, the Company did not participate in any material transactions with related parties.

Proposed Transactions

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and venture transactions and opportunities that could enhance shareholder value. Timely disclosure of such transactions is made as soon as reportable events arise.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

Critical Accounting Policies and Estimates

Mineral Properties

Acquisition costs of mineral properties are capitalized. When production is attained, these costs will be amortized over the estimated productive life of the property.

As of March 31, 2013, the current and long term price of uranium was US$42.25 and US$56.50, respectively. This compares to prices of US$43.375 and US$56.50 as of December 31, 2012. As our production is not anticipated until the latter portion of 2013, the Company continues to focus its attention on the long-term prices as the current spot price will not necessarily affect profitability once production is achieved. Management did not identify any impairment indicators for any of the Company’s mineral properties during the three months ended March 31, 2013.

Share-Based Compensation

The Company is required to initially record all equity instruments including warrants, restricted share units and stock options at fair value in the financial statements.

Management utilizes the Black-Scholes model to calculate the fair value of the warrants and stock options at the time they are issued. Use of the Black-Scholes model requires management to make estimates regarding the expected volatility of the Company’s stock over the future life of the equity instrument, the estimate of the expected life of the equity instrument and the number of options that are expected to be forfeited. Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this MD&A, under the supervision of the Chief Executive Officer and the Chief Financial Officer, the Company evaluated the effectiveness of its disclosure controls and procedures, as such term is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information the Company is required to disclose in reports that are filed or submitted under the Exchange Act: (1) is recorded, processed and summarized effectively and reported within the time periods specified in SEC rules and forms, and (2) is accumulated and communicated to Company management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Company’s disclosure controls and procedures include components of internal control over financial reporting. No matter how well designed and operated, internal controls over financial reporting can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

Management’s Report on Internal Control over Financial Reporting

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, the Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

All internal control systems, no matter how well designed, have inherent limitations. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the three months ended March 31, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business. Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty. Current and potential investors should give special consideration to the risk factors involved. These factors are discussed more fully in our Annual Information Form and our Annual Report on Form 40-F dated February 27, 2013 which are filed, respectively, on SEDAR at www.sedar.com and the SEC’s website at http://www.sec.gov/edgar.shtml.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.sedar.com or on the SEC’s website at http://www.sec.gov/edgar.shtml.

Ur-Energy Inc.

(an Exploration Stage Company)

Management’s Discussion and Analysis

For the Three Months Ended March 31, 2013

(Information as at May 14, 2013 unless otherwise noted)

Directors and Officers

Jeffrey T. Klenda, B.A. – Chairman and Executive Director

Wayne W. Heili, B.Sc. – President, Chief Executive Officer and Director

W. William Boberg, M.Sc., P. Geo. – Director

Thomas Parker, M.Eng., P.E. – Director and Audit Committee Chair

James M. Franklin, PhD, FRSC, P. Geo. – Director and Technical Committee Chair

Paul Macdonell, Diploma Public Admin. – Director, Compensation Committee Chair and Corporate Governance and Nominating Committee Chair

Roger L. Smith, CPA, MBA – Chief Financial Officer and Chief Administrative Officer

Steven M. Hatten, B.Sc. – Vice President Operations

John W. Cash, M.Sc. – Vice President of Regulatory Affairs, Exploration & Geology

Penne A. Goplerud, J.D. – General Counsel and Corporate Secretary

Corporate Offices

Corporate Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: 720- 981-4588	Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: 307- 265-2373

Registered Canadian Office: 55 Metcalfe Street, Suite 1300 Attn: Virginia K. Schweitzer Ottawa, Ontario K1P 6L5 Phone: 613-236-3882

Website

www.ur-energy.com

Trading Symbols

TSX: URE

NYSE MKT: URG

Independent Auditors

PricewaterhouseCoopers LLP, Vancouver

Corporate Legal Counsel

Fasken Martineau DuMoulin LLP, Ottawa

Corporate Banker

Royal Bank of Canada, Ottawa

Transfer Agent

Computershare Investor Services Inc., Toronto

Computershare Trust Company N.A. (U.S. Co-Transfer Agent and Co-Registrar), Golden, CO

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